

November 9, 2010

Mr. Gary A. Shiffman
Chief Executive Officer
Sun Communities, Inc.
27777 Franklin Road, Suite 200
Southfield, MI 48034

  Re: Sun Communities, Inc.
   Form 10-K for the fiscal year ended December 31, 2009
   Filed March 11, 2010
   File No. 001-12616

Dear Mr. Shiffman:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Eric McPhee
        Staff Accountant